FSI LOW BETA ABSOLUTE RETURN FUND
SHAREHOLDER VOTING POLICY

SECTION 1. BACKGROUND

The Fund exercises its shareholder voting responsibilities as an investor in other issuers as a fiduciary, with the goal of maximizing the value of the Fund’s and its unitholders' investments.  This Policy details the Fund’s policy with respect to shareholder voting.  As the Fund invests primarily in hedge funds, funds of hedge funds, derivatives and fixed income securities, it is unlikely the Fund would be called upon to vote as the shareholder of an issuer.

SECTION 2. ADVISER RESPONSIBILITIES

(A)            Delegation by Board.  Pursuant to the Investment Advisory Agreement between the Fund and the Primary Adviser, the Fund has delegated to the Primary Adviser the authority to vote, on behalf of the Fund, proxies issued by issuers whose securities comprise the Fund’s portfolio (“Portfolio Securities”).  Pursuant to the Investment Sub-Advisory Agreement between the Fund, the Primary Adviser, and each Sub-Adviser, the Adviser has delegated the authority to vote, on behalf of the Fund, proxies issued by issuers of Portfolio Securities comprising the Sub-Adviser’s Allocated Portion.  Before investing directly in a security for which the Fund could be called upon to vote as a shareholder, such as common stock, an Adviser shall provide and agree to maintain, and the Board shall approve, proxy voting procedures of the Adviser which procedures shall be designed to help ensure that proxies voted on behalf of the Fund are voted consistent with the Adviser’s fiduciary duties to the Fund and the best interests of Fund unitholders.

(B)            Delivery of Proxies.  Each Adviser is responsible for coordinating the delivery by the Custodian of proxies to be voted to the Adviser or to the agent of the Adviser selected to vote proxies on its behalf (a "Proxy Voting Service").  Upon request, each Adviser shall provide periodic reports to the Board as to the implementation and operation of its unitholder voting policies and procedures as they relate to the Fund.

(C)            Conflicts of Interest. The Fund recognizes that under certain circumstances an Adviser or Proxy Voting Service may have a conflict of interest in voting on behalf of the Fund.  A conflict of interest includes any circumstance when the Fund, an Adviser, the Distributor, the Proxy Voting Service or one or more of their Affiliated Persons (including officers, directors and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity, and, therefore, may appear to have a conflict of interest between its own interests and the interests of Fund unitholders in how shares of that issuer are voted.

Each Adviser’s proxy voting procedures shall identify and address the handling of material conflicts of interest and, when applicable, determine the adequacy of a Proxy Voting Service’s procedures to identify and address material conflicts of interest.

(D)            Proxy Voting Record.  Each Adviser shall maintain a record of each instance where the Fund was entitled to vote a proxy issued by an issuer of a Portfolio Security maintained in its Allocated Portion and will coordinate the annual delivery of such record to the Administrator for purposes of preparing the Fund’s annual Form N-PX filing.  The voting record shall include the following information required to be reported in Form N-PX:

(1)	The name of the issuer of the security;

(2)	The exchange ticker symbol of the security;

(3)	The CUSIP for the security;

(4)	The shareholder meeting date;

(5)	A brief identification of the matter voted on;

(6)	Whether the matter was proposed by the issuer or by a security holder;

(7)	Whether the Fund cast its vote on the matter;

(8)	How the Fund cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

(9)	Whether the Fund cast its vote for or against management.

The Adviser shall also be responsible for ensuring information regarding how the Fund voted proxies issued by Portfolio Securities comprising its Allocated Portion during the most recent twelve-month period ended June 30 is available on the Fund’s website or other location consistent with disclosure in the Fund’s registration statement.

SECTION 3: ABSTENTION

An Adviser, on behalf of the Fund, may abstain from shareholder voting in certain circumstances.  Abstaining from voting may be appropriate if voting would be unduly burdensome or expensive, or otherwise not in the best interest of the Fund's unitholders.

SECTION 4: BOARD REPORTING AND REVIEW

Each Adviser shall submit its proxy voting procedures to the Board for review and approval: (i) before investing directly in a Portfolio Security comprising its Allocated Portion for which the Fund could be called upon to vote as a shareholder, such as common stock; and (ii) at the next regularly scheduled meeting of the Board following any material change.

Each Adviser shall report to the Board, at least quarterly, whether any conflicts of interest arose while voting, on behalf of the Fund, proxies issued by issuers of Portfolio Securities comprising its Allocated Portion and how such conflicts were handled.

Adopted: December 18, 2012